Exhibit 21

SUBSIDIARIES OF SIGNATURE GROUP HOLDINGS, INC.

Name	Jurisdiction of Organization
Signature Credit Partners, Inc.	Nevada
Cosmed, Inc.	Nevada
Fremont Aviation Services Corporation	California
FGC Commercial Mortgage Finance	California
Fremont Premium Finance Corporation	California
Fremont Mortgage Securities Corporation	Delaware
Fremont Compensation Insurance Group, Inc.	Delaware